Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-202524
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015 and
Product Supplement STEPS-1 dated February 11, 2016)

547,009 Units	Pricing Date	February 25, 2016
$10 principal amount per unit	Settlement Date	March 3, 2016
CUSIP No. 40434N762	Maturity Date	March 10, 2017



STEP Income Securities® Linked to a Basket of Four Common Stocks

- Maturity of approximately one year and one week

- Interest payable quarterly at the rate of 7% per year

- A payment of $0.10 per unit if the Basket increases to or above 107% of the Starting Value

- The Basket will be comprised of the common stocks of 3M Company, AT&T Inc., Pfizer Inc. and QUALCOMM Incorporated. Each Basket Stock will be given an initial weight of 25%.

- 1-to-1 downside exposure to decreases in the Basket, with up to 100% of the principal amount at risk

- All payments on the notes subject to the credit risk of HSBC USA Inc.

- No listing on any securities exchange



The notes are being issued by HSBC USA Inc. ("HSBC"). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks and costs. See "Risk Factors" beginning on page TS-6 of this term sheet and beginning on page PS-7 of product supplement STEPS-1.

The estimated initial value of the notes on the pricing date is $9.709 per unit, which is less than the public offering price listed below. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See "Summary" on page TS-2 and "Risk Factors" beginning on page TS-6 of this term sheet for additional information.

————————————

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

————————————

	Per Unit	Total
Public offering price[(1)(2)]............................	$10.000	$ 5,470,090.00
Underwriting discount[(2)]............................	$ 0.175	$ 95,726.58
Proceeds, before expenses, to HSBC	$ 9.825	$ 5,374,363.42

(1) Plus accrued interest from the scheduled settlement date, if settlement occurs after that date.

(2) See as well "Supplement to the Plan of Distribution."

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.
February 25, 2016

STEP Income Securities®

Linked to a Basket of Four Common Stocks, due March 10, 2017

Summary

The **STEP** Income **S**ecurities® Linked to a Basket of Four Common Stocks, due March 10, 2017 (the "notes") are our senior unsecured debt securities and are not a direct or indirect obligation of any third party. The notes are not deposit liabilities or other obligations of a bank and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. **The notes will rank equally with all of our other senior unsecured debt. Any payments due on the notes, including any repayment of principal, depend on the credit risk of HSBC and its ability to satisfy its obligations as they come due.** The notes provide quarterly interest payments. Additionally, if the Ending Value (as determined below) of the Market Measure, which is the basket of four common stocks described below (the "Basket"), is at or above the Step Level, the notes will also provide a payment of $0.10 per unit at maturity. If the Ending Value is less than the Step Level, the Redemption Amount will not be greater than your principal amount. If the Ending Value is less than the Starting Value, the Redemption Amount will be less than the principal amount of your notes, and may be as low as zero. Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Basket, subject to our credit risk. See "Terms of the Notes" below.

The Basket is comprised of the common stocks of 3M Company, AT&T Inc., Pfizer Inc., and QUALCOMM Incorporated (each, a "Basket Stock"). On the pricing date, each Basket Stock was given an initial weight of 25%.

The estimated initial value of the notes is less than the price you pay to purchase the notes. The estimated initial value was determined by reference to our or our affiliates' internal pricing models and reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked notes, and the market prices for hedging arrangements related to the notes (which may include call options, put options or other derivatives). This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. The difference in the borrowing rate, as well as the underwriting discount and the costs associated with hedging the notes, including the hedging related charge described below, reduced the economic terms of the notes (including the Step Payment).

Terms of the Notes

Issuer:	HSBC USA Inc. ("HSBC")
Principal Amount:	$10 per unit
Term:	Approximately one year and one week
Market Measure:	An equally weighted basket of four common stocks comprised of 3M Company (NYSE symbol: "MMM"), AT&T Inc. (NYSE symbol: "T"), Pfizer Inc. (NYSE symbol: "PFE"), and QUALCOMM Incorporated (NASDAQ symbol: "QCOM") (each, an "Underlying Company").
Starting Value:	100
Ending Value:	The value of the Basket on the Valuation Date. The Valuation Date is subject to postponement in the event of Market Disruption Events, as described beginning on page PS-21 of product supplement STEPS-1.
Valuation Date:	March 3, 2017
Interest Rate:	7% per year
Interest Payment Dates:	June 10, 2016, September 10, 2016, December 10, 2016 and March 10, 2017.
Step Payment:	$0.10 per unit, which represents a return of 1% of the principal amount.
Step Level:	107 (107% of the Starting Value).
Threshold Value:	100 (100% of the Starting Value).
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.175 per unit as listed on the cover page and an additional charge of $0.045 per unit more fully described on page TS-15.
Price Multiplier:	With respect to each Basket Stock, 1, subject to adjustment for certain corporate events relating to the Basket Stocks described beginning on page PS-22 of product supplement STEPS-1.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") and HSBC, acting jointly.

Redemption Amount Determination

In addition to interest payable, on the maturity date, you will receive a cash payment per unit determined as follows:



Is the Ending Value greater than or equal to the Step Level? — Yes → You will receive per unit: $10 + Step Payment

No ↓

Is the Ending Value greater than or equal to the Threshold Value? — Yes → You will receive per unit: $10

No ↓

You will receive per unit:

$$\$10 - \left[\$10 \times \left(\frac{\text{Threshold Value} - \text{Ending Value}}{\text{Starting Value}} \right) \right]$$

Because the Threshold Value is equal to the Starting Value, you will lose all or a portion of your investment if the Ending Value is less than the Starting Value.

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the "Note Prospectus"). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-800-294-1322:

- Product supplement STEPS-1 dated February 11, 2016:
  http://www.sec.gov/Archives/edgar/data/83246/000114420416080627/v431321_424b5.htm

- Prospectus supplement dated March 5, 2015:
  http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

- Prospectus dated March 5, 2015:
  http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 83246. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under "Risk Factors" in the section indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement STEPS-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to "we," "us," "our," or similar references are to HSBC.

Investor Considerations

You may wish to consider an investment in the notes if:

- You anticipate that the Ending Value will be greater than or equal to the Starting Value.

- You seek interest payments on your investment.

- You accept that the maximum return on the notes is limited to the sum of the quarterly interest payments and the Step Payment, if any.

- You accept that your investment may result in a loss, which could be significant, if the Ending Value is below the Starting Value.

- You are willing to forgo dividends or other benefits of owning shares of the Basket Stocks.

- You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the principal amount and will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and the fees charged, as described on page TS-2.

- You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

The notes may not be an appropriate investment for you if:

- You anticipate that the Ending Value will be less than the Starting Value.

- You anticipate that the value of the Basket will increase substantially and do not want a payment at maturity that is limited to the Step Payment.

- You seek principal repayment or preservation of capital.

- In addition to interest payments, you seek an additional guaranteed return above the principal amount.

- You seek to receive dividends or other distributions paid on the Basket Stocks.

- You seek an investment for which there will be a liquid secondary market.

- You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Hypothetical Payments at Maturity

The following examples are for purposes of illustration only. They are based on **hypothetical** values and show **hypothetical** payments on the notes. **The actual amount you receive and the resulting return will depend on the actual Ending Value, Step Payment and term of your investment.** The following examples do not take into account any tax consequences from investing in the notes. These examples are based on:

1)   the Starting Value of 100.00;

2)   the Threshold Value of 100.00;

3)   the Step Level of 107.00;

4)   the Step Payment of $0.10 per unit;

5)   the term of the notes from March 3, 2016 to March 10, 2017; and

6)   the interest rate of 7.00% per year.

The Starting Value was set to 100.00 on the pricing date. For hypothetical historical values of the Basket, see "The Basket" section below. For recent actual prices of the Basket Stocks, see "The Basket Stocks" section below. The Ending Value will not include any income generated by dividends paid on the Basket Stocks, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Example 1

The Ending Value is 115 (115% of the Starting Value)

The Ending Value is greater than the Step Level. Consequently, in addition to the quarterly interest payments, you will receive on the maturity date the principal amount of your notes plus the Step Payment of $0.10 per unit. The Redemption Amount per unit on the maturity date will therefore be equal to $10.10 per unit ($10.00 plus the Step Payment of $0.10 per unit).

Example 2

The Ending Value is 105 (105% of the Starting Value)

The Ending Value is greater than the Starting Value and the Threshold Value but below the Step Level. Consequently, you will receive the quarterly interest payments, but you will not receive the Step Payment on the maturity date. The Redemption Amount per unit on the maturity date will therefore be equal to $10.00.

Example 3

The Ending Value is 70 (70% of the Starting Value)

The Ending Value is less than the Starting Value and the Threshold Value. Consequently, you will receive the quarterly interest payments, but you will not receive the Step Payment on the maturity date, and you will participate on a 1-for-1 basis in the decrease in the value of the Basket. The Redemption Amount per unit will equal:

$$\$10 - \left[\$10 \times \left(\frac{100.00 - 70.00}{100.00} \right) \right] = \$7.00$$

On the maturity date, you will receive the Redemption Amount per unit of $7.00

Summary of the Hypothetical Examples

	Example 1	Example 2	Example 3
	The Ending Value is greater than or equal to the Step Level	**The Ending Value is less than the Step Level but greater than or equal to the Starting Value**	**The Ending Value is less than the Starting Value and the Threshold Value**
Starting Value	100.00	100.00	100.00
Ending Value	115.00	105.00	70.00
Step Level	107.00	107.00	107.00
Threshold Value	100.00	100.00	100.00
Interest Rate (per year)	7.00%	7.00%	7.00%
Step Payment	$0.10	$0.00	$0.00
Redemption Amount per Unit	$10.10	$10.00	$7.00
Total Return of the Basket[1]	19.28%	9.28%	-25.72%
Total Return on the Notes[2]	8.14%	7.14%	-22.86%

[1] The total return of the Basket assumes:

    (a) the percentage change in the value of the Basket from the Starting Value to the Ending Value;

    (b) an average constant dividend yield of 4.20% per year for each Basket Stock; and

    (c) no transaction fees or expenses.

[2] The total return on the notes includes interest paid on the notes from March 3, 2016 to March 10, 2017.

Risk Factors

We urge you to read the section "Risk Factors" in the product supplement and in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the Basket Stocks. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying product supplement, prospectus supplement and prospectus.

In addition to the risks in the product supplement identified below, you should review "Risk Factors" in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section "—Risks Relating to All Note Issuances."

- Depending on the performance of the Basket as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

- Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

- Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

- You will not receive a Step Payment at maturity unless the Ending Value is greater than or equal to the Step Level.

- Your investment return is limited to the return represented by the periodic interest payments over the term of the notes and the Step Payment, if any, and may be less than a comparable investment directly in the Basket Stocks.

- The estimated initial value of the notes is less than the public offering price and may differ from the market value of the notes in the secondary market, if any. We determined the estimated initial value by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. Different pricing models and assumptions could provide valuations for the notes that are different from our estimated initial value. The estimated initial value reflects our internal funding rate we use to issue market-linked notes, as well as the mid-market value of the hedging arrangements related to the notes (which may include call options, put options or other derivatives).

- Our internal funding rate for the issuance of these notes is lower than the rate we would use when we issue conventional fixed or floating rate debt securities. This is one of the factors that may result in the market value of the notes being less than their estimated initial value. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the estimated initial value of the notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you.

- The price of your notes in the secondary market, if any, immediately after the pricing date will be less than the public offering price. The public offering price takes into account certain costs, principally the underwriting discount, the hedging costs described on page TS-15 and the costs associated with issuing the notes. The costs associated with issuing the notes will be used or retained by us or one of our affiliates. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them.

- The estimated initial value does not represent a minimum price at which we, MLPF&S or any of our respective affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Market Measure and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

- A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

- Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trades in shares of the Basket Stocks), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients' accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

- Changes in the prices of one or more of the Basket Stocks may be offset by changes in the prices of one or more of the other Basket Stocks.

- The Underlying Companies will have no obligations relating to the notes, and neither we nor MLPF&S will perform any due diligence procedures with respect to the Underlying Companies in connection with this offering.

- You will have no rights as a holder of the Basket Stocks, you will have no rights to receive shares of the Basket Stocks, and you will not be entitled to receive dividends or other distributions by the Underlying Companies.

- The Redemption Amount will not be adjusted for all corporate events that could affect a Basket Stock. See "Description of the Notes—Anti-Dilution Adjustments" beginning on page PS-22 of product supplement STEPS-1.

- While we, MLPF&S or our respective affiliates may from time to time own securities of the Underlying Companies, we, MLPF&S and our respective affiliates do not control any Underlying Company, and have not verified any disclosure made by any Underlying Company.

- There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

- The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See "Summary Tax Consequences" below and "U.S. Federal Income Tax Summary" beginning on page PS-36 of product supplement STEPS-1.

The Basket

The Basket is designed to allow investors to participate in the percentage changes of the Basket from the Starting Value to the Ending Value. The Basket Stocks are described in the section "The Basket Stocks" below. Each Basket Stock was assigned an initial weight on the pricing date, as set forth in the table below.

For more information on the calculation of the value of the Basket, please see the section entitled "Description of the Notes—Basket Market Measures" beginning on page PS-28 of product supplement STEPS-1.

On the pricing date, for each Basket Stock, the Initial Component Weight, the Closing Market Price, the Component Ratio and the initial contribution to the Basket value were as follows:

Basket Stock	Bloomberg Symbol	Initial Component Weight	Closing Market Price[1]	Component Ratio[2]	Initial Basket Value Contribution
3M Company	MMM	25.00%	158.99	0.15724259	25.00
AT&T Inc.	T	25.00%	37.37	0.66898582	25.00
Pfizer Inc.	PFE	25.00%	30.59	0.81726054	25.00
QUALCOMM Incorporated	QCOM	25.00%	51.64	0.48412084	25.00
				Starting Value	100.00

(1) These were the Closing Market Prices of the Basket Stocks on the pricing date.

(2) Each Component Ratio equals the Initial Component Weight of the relevant Basket Stock (as a percentage) multiplied by 100, and then divided by the Closing Market Price of that Basket Stock on the pricing date and rounded to eight decimal places.

The calculation agent will calculate the Ending Value of the Basket by summing the products of the Closing Market Price for each Basket Stock (multiplied by its Price Multiplier) on the Valuation Date and the Component Ratio applicable to that Basket Stock. The Price Multiplier for each Basket Stock will initially be 1, and is subject to adjustment as described in the product supplement. If a Market Disruption Event occurs as to any Basket Stock on the scheduled Valuation Date, the Closing Market Price of that Basket Stock will be determined as more fully described in the section entitled "Description of the Notes—Basket Market Measures—Ending Value of the Basket" on page PS-29 of product supplement STEPS-1.

While actual historical information on the Basket did not exist before the pricing date, the following graph sets forth the hypothetical historical daily performance of the Basket from January 1, 2008 through February 25, 2016. The graph is based upon actual daily historical prices of the Basket Stocks, hypothetical Component Ratios based on the closing prices of the Basket Stocks as of December 31, 2007, and a Basket value of 100.00 as of that date. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the notes may be. Any hypothetical historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the value of the Basket is more or less likely to increase or decrease at any time over the term of the notes.

Hypothetical Performance of the Basket



The Basket Stocks

We have derived the following information about the Underlying Companies from publicly available documents. We have not independently verified the following information.

Because each Basket Stock is registered under the Securities Exchange Act of 1934, the Underlying Companies are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Companies can be located at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or through the SEC's website at http://www.sec.gov by reference to the applicable CIK number set forth below.

This term sheet relates only to the notes and does not relate to any securities of the Underlying Companies. The Underlying Companies will have no obligations with respect to the notes. None of us, MLPF&S, or any of our respective affiliates has participated or will participate in the preparation of the Underlying Companies' publicly available documents. None of us, MLPF&S, or any of our respective affiliates has made any due diligence inquiry with respect to the Underlying Companies in connection with the offering of the notes. None of us, MLPF&S, or any of our respective affiliates makes any representation that the publicly available documents or any other publicly available information regarding the Underlying Companies are accurate or complete. Furthermore, there can be no assurance that all events occurring prior to the date of this term sheet, including events that would affect the accuracy or completeness of publicly available documents regarding the Underlying Companies that would affect the trading prices of the Basket Stocks, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Underlying Companies could affect the value of the Basket and therefore could affect your return on the notes. The selection of the Basket Stocks is not a recommendation to buy or sell shares of the Basket Stocks.

The tables set forth below show the quarterly high and low Closing Market Prices of the shares of the Basket Stocks on their primary exchanges from the first quarter of 2008 through the pricing date. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. These historical trading prices may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

3M Company

3M Company conducts operations in electronics, telecommunications, industrial, consumer and office, health care, safety, and other markets. The company's businesses share technologies, manufacturing operations, brands, marketing channels, and other resources. This Basket Stock trades on the New York Stock Exchange (the "NYSE") under the symbol "MMM." The company's CIK number is 66740.

	High ($)	Low ($)
2008		
First Quarter	82.71	74.91
Second Quarter	82.90	69.51
Third Quarter	74.38	66.32
Fourth Quarter	67.39	53.50
2009		
First Quarter	59.19	41.83
Second Quarter	61.00	50.65
Third Quarter	75.38	58.76
Fourth Quarter	84.13	71.93
2010		
First Quarter	85.12	77.53
Second Quarter	89.81	74.74
Third Quarter	88.03	77.67
Fourth Quarter	90.90	83.59
2011		
First Quarter	93.75	86.14
Second Quarter	97.23	90.62
Third Quarter	97.97	71.79
Fourth Quarter	82.39	70.93
2012		
First Quarter	90.00	83.37
Second Quarter	89.60	82.51
Third Quarter	94.24	86.41
Fourth Quarter	95.37	87.31
2013		
First Quarter	106.42	94.67
Second Quarter	112.97	103.79
Third Quarter	121.57	108.73
Fourth Quarter	140.25	117.16
2014		
First Quarter	138.45	123.90
Second Quarter	145.32	132.39
Third Quarter	146.84	139.13
Fourth Quarter	167.27	132.90
2015		
First Quarter	170.50	158.65
Second Quarter	167.07	153.95
Third Quarter	157.17	137.58
Fourth Quarter	159.92	140.80
2016		
First Quarter (through the pricing date)	158.99	136.96

AT&T Inc.

AT&T Inc. is a communications holding company. The company, through its subsidiaries and affiliates, provides local and long-distance phone service, wireless and data communications, Internet access and messaging, IP-based and satellite television, security services, telecommunications equipment, and directory advertising and publishing. This Basket Stock trades on the NYSE under the symbol "T." The company's CIK number is 732717.

	High ($)	Low ($)
2008		
First Quarter	41.43	34.36
Second Quarter	40.51	32.76
Third Quarter	33.30	27.75
Fourth Quarter	29.98	22.42
2009		
First Quarter	29.42	21.72
Second Quarter	26.83	23.67
Third Quarter	27.43	23.38
Fourth Quarter	28.34	25.31
2010		
First Quarter	28.58	24.77
Second Quarter	26.66	24.13
Third Quarter	28.92	24.29
Fourth Quarter	29.44	27.70
2011		
First Quarter	30.71	27.33
Second Quarter	31.88	30.13
Third Quarter	31.68	27.54
Fourth Quarter	30.24	27.41
2012		
First Quarter	31.84	29.16
Second Quarter	35.71	30.13
Third Quarter	38.25	34.63
Fourth Quarter	38.34	33.14
2013		
First Quarter	36.86	33.20
Second Quarter	39.00	34.35
Third Quarter	35.96	33.32
Fourth Quarter	36.45	33.11
2014		
First Quarter	35.07	31.86
Second Quarter	36.74	34.49
Third Quarter	36.59	34.21
Fourth Quarter	35.90	32.14
2015		
First Quarter	34.87	32.62
Second Quarter	36.18	32.51
Third Quarter	35.77	31.80
Fourth Quarter	34.93	32.31
2016		
First Quarter (through the pricing date)	37.37	33.51

Pfizer Inc.

Pfizer Inc. is a research-based, global pharmaceutical company that discovers, develops, manufactures, and markets medicines for humans and animals. The company's products include prescription pharmaceuticals, non-prescription self-medications, and animal health products such as anti-infective medicines and vaccines. This Basket Stock trades on the NYSE under the symbol "PFE." The company's CIK number is 78003.

	High ($)	Low ($)
2008		
First Quarter	24.08	20.50
Second Quarter	21.51	17.17
Third Quarter	19.97	17.17
Fourth Quarter	19.00	14.45
2009		
First Quarter	18.27	11.66
Second Quarter	15.34	13.04
Third Quarter	16.86	14.20
Fourth Quarter	18.85	16.15
2010		
First Quarter	20.00	16.91
Second Quarter	17.29	14.26
Third Quarter	17.41	14.14
Fourth Quarter	17.79	16.29
2011		
First Quarter	20.38	17.68
Second Quarter	21.45	19.79
Third Quarter	20.78	16.66
Fourth Quarter	21.83	17.33
2012		
First Quarter	22.66	20.95
Second Quarter	23.08	21.60
Third Quarter	24.96	22.34
Fourth Quarter	26.04	23.66
2013		
First Quarter	28.86	25.85
Second Quarter	31.08	27.23
Third Quarter	29.67	27.65
Fourth Quarter	32.20	28.24
2014		
First Quarter	32.75	29.66
Second Quarter	32.40	29.02
Third Quarter	30.96	28.04
Fourth Quarter	32.09	27.70
2015		
First Quarter	35.05	31.16
Second Quarter	35.44	33.46
Third Quarter	36.15	30.82
Fourth Quarter	35.45	31.33
2016		
First Quarter (through the pricing date)	32.18	28.56

QUALCOMM Incorporated

QUALCOMM Incorporated manufactures digital wireless communications equipment. The company licenses its code division multiple access (CDMA) and orthogonal frequency division multiplexing access intellectual property to other companies, and produces CDMA-based integrated circuits; and produces equipment and software used to track workers and assets; and software for wireless content enablement. This Basket Stock trades on the Nasdaq Global Select (the "NASDAQ") under the symbol "QCOM." The company's CIK number is 804328.

	High ($)	Low ($)
2008		
First Quarter	43.79	35.97
Second Quarter	50.42	41.19
Third Quarter	56.39	39.88
Fourth Quarter	42.48	29.21
2009		
First Quarter	39.54	32.78
Second Quarter	46.34	39.36
Third Quarter	48.45	43.06
Fourth Quarter	46.86	40.68
2010		
First Quarter	49.47	35.56
Second Quarter	43.29	32.84
Third Quarter	45.12	31.96
Fourth Quarter	49.99	43.89
2011		
First Quarter	59.58	50.21
Second Quarter	58.59	52.25
Third Quarter	59.36	46.40
Fourth Quarter	57.40	47.65
2012		
First Quarter	68.59	55.27
Second Quarter	68.32	53.55
Third Quarter	65.08	53.73
Fourth Quarter	64.35	57.43
2013		
First Quarter	67.97	63.45
Second Quarter	67.28	59.88
Third Quarter	70.09	59.39
Fourth Quarter	74.25	65.71
2014		
First Quarter	79.28	71.12
Second Quarter	81.32	77.61
Third Quarter	81.60	72.49
Fourth Quarter	78.51	69.26
2015		
First Quarter	74.51	62.46
Second Quarter	71.06	62.62
Third Quarter	65.14	52.43
Fourth Quarter	60.87	46.83
2016		
First Quarter (through the pricing date)	51.64	42.96

Supplement to the Plan of Distribution

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S's trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S's discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the estimated initial value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Basket, the remaining term of the notes, and the issuer's creditworthiness. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S or any of our respective affiliates will purchase your notes at a price that equals or exceeds the estimated initial value of the notes.

The value of the notes shown on your account statement provided by MLPF&S will be based on their estimate of the value of the notes if MLPF&S or one of its affiliates were to make a market in the notes, which it is not obligated to do. This estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the estimated initial value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

Role of MLPF&S

MLPF&S will participate as selling agent in the distribution of the notes. Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

Payments on the notes, including the interest payments on the notes and the Redemption Amount, will be calculated based on the $10 principal amount per unit. The Redemption Amount will depend on the performance of the Basket. We are also required to make the interest payments on the notes. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by MLPF&S seeking bids from market participants, which could include one of our affiliates and MLPF&S and its affiliates. These hedging arrangements take into account a number of factors, including the issuer's creditworthiness, interest rate movements, the volatility of the Basket Stocks, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes depend in part on the terms of the hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.045 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see "Risk Factors—General Risks Relating to the Notes" beginning on page PS-7 and "Use of Proceeds" on page PS-17 of product supplement STEPS-1.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

- There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

- You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as income-bearing pre-paid executory contracts linked to the Basket.

- Under this characterization and tax treatment of the notes, we intend to take the position that the stated periodic interest payments constitute taxable ordinary income to a U.S. holder (as defined in the prospectus supplement) at the time received or accrued in accordance with the U.S. holder's regular method of accounting. Upon receipt of a cash payment at maturity or upon a sale or exchange of the notes prior to maturity (other than with respect to amounts representing accrued stated periodic interest payments), a U.S. holder generally will recognize capital gain or loss. This capital gain or loss generally will be long-term capital gain or loss if you hold the notes for more than one year.

- Because the U.S. federal income tax treatment (including the applicability of withholding) of the stated periodic interest payments on the notes is uncertain, we will withhold U.S. federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) on the entire amount of stated periodic interest payments made to non-U.S. holders (as defined in the prospectus supplement). We will not pay any additional amounts in respect of such withholding.

- No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled "U.S. Federal Income Tax Summary" beginning on page PS-36 of product supplement STEPS-1.

Validity of the Notes

In the opinion of Morrison & Foerster LLP, as counsel to the issuer, when this term sheet has been attached to, and duly notated on, the master note that represents the notes pursuant to the Senior Indenture referred to in the prospectus supplement dated March 5, 2015, and issued and paid for as contemplated herein, the notes offered by this term sheet will be valid, binding and enforceable obligations of the issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 5, 2015, which has been filed as Exhibit 5.3 to the issuer's registration statement on Form S-3 dated March 5, 2015.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

Market-Linked Investments Classification

 Enhanced Income

MLPF&S classifies certain market-linked investments (the "Market-Linked Investments") into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Income Market-Linked Investment or guarantee any performance.

Enhanced Income Market-Linked Investments are short- to medium-term market-linked notes that offer you a way to enhance your income stream, either through variable or fixed-interest coupons, an added payout at maturity based on the performance of the linked asset, or both. In exchange for receiving current income, you will generally forfeit upside potential on the linked asset. Even so, the prospect of higher interest payments and/or an additional payout may equate to a higher return potential than you may be able to find through other fixed-income securities. Enhanced Income Market-Linked Investments generally do not include market downside protection. The degree to which your principal is repaid at maturity is generally determined by the performance of the linked asset. Although enhanced income streams may help offset potential declines in the asset, you can still lose part or all of your original investment.

"**STEP** Income **S**ecurities®" and "STEPS®" are the registered service marks of Bank of America Corporation, the parent company of MLPF&S.